Filed Pursuant To Rule 433

Registration No. 333-180974

July 14, 2014

WORLD GOLD COUNCIL

Investment Commentary

First half 2014

July 2014 www.gold.org

Gold is up by 9.2% so far this year. This surprised many market participants as most analysts predicted lower prices. Some investors took advantage of last year's price correction to buy gold but investment demand has remained tepid.

We consider that the current environment of high bond issuance, tight credit spreads and record low volatility continues to offer a prime opportunity for investors to add gold.

In our view, gold can reduce overall portfolio risk and it is cheaper to implement than many volatility-based strategies.

The first half of 2014 has delivered good news for gold

Gold was up in H1 outperforming most assets...

During the first six months of 2014, the gold price rose by 9.2% and outperformed almost all other assets (**Chart 1**). Only a few assets had a stronger performance: selected commodities (such as grains, nickel and palladium); Indian stocks (benefitting from the BJP sweep at elections); and US REITs (as real estate trended higher).

Chart 1: Gold has outperformed most assets so far in 2014

Returns from various assets between 1 January and 30 June 2014*



Euro effective FXEUR)
Chinese equities (Hang Seng; (CNY)
Trade-weighted US$
Swiss franc effective FX (CHF)
Brent crude oil (US$/bbl)
UK equities (FTSE 100; (GBP)
DJ Industrial Average
US Treasury bonds
British pound effective FX (GBP)
EM equities
EAFE equities
Global bonds
High yield bonds
Commdities (S&P GS)
Silver
S&P 500
Gold (US$/oz)
US REITs
Indian equities (SENSEX; INR)
Gold
-5%
0%
5%
10%
15%
20%
25%
Relative return
Stocks
Bonds
Currencies
Commodities
Gold
Other

*Returns in US dollars except otherwise noted.

Source: Bloomberg, World Gold Council

01

WORLD GOLD COUNCIL

...and defying analysts' predictions.

So far so good: prices are up, volatility is down (**Chart 2**), and gold has defied the bearish outlook that many gold analysts trumpeted at the beginning of 2014. Early indicators suggest that consumer demand remains resilient, even after a record year in 2013. Central bank net purchases have picked up, adding approximately 180 tonnes to official reserves from January to May.[1] At the same time, jewellery demand had its best first quarter since 2005.

While investment demand in some sectors has in fact been tepid – as discussed in our Q1 2014 Gold Demand Trends – we see that interest in gold is gaining momentum. Net long positions in the futures market have gradually increased as short positions have been covered, ETFs have experienced inflows in recent months, and coin sales are increasing.

Chart 2: Gold prices rose and volatility fell during H1 2014

Gold price (US$/oz; lhs) and annualised 3-month volatility (rhs)


US$/oz
Volatility (%)
1,800
1,600
1,400
1,200
1,000
32
26
20
14
8
06/12
09/12
12/12
03/13
06/13
09/13
12/13
03/14
06/14
Long-term vol 16%
Price (US$/oz)
3-month annualised volatility

Source: World Gold Council

Market risk and low volatility: good reasons to own gold going into H2 2014

Faced with low interest rates, investors continue to look for better returns across multiple asset classes (our latest issue of *Gold Investor* discusses the surge of alternative assets).[2] However, alternatives have not been the only assets to benefit.

Besides various equity markets, higher-yielding (and lower-quality) bonds have been a sought-after component in investor portfolios. As a consequence, credit spreads have tightened to pre-crisis levels and overall market volatility has reached multi-year lows.

We believe that gold can hedge portfolio risk as lower-quality bond issuance increases and buying protection appears attractive at current volatility levels.

We consider that these two factors support the case for investing in gold for the following reasons:

- An excess of lower-quality bonds (and other fixed income assets) increases risk in the financial system and the likelihood of a market correction
- Volatility appears too low to us and may create an opportunity for investors to buy portfolio protection as a means of prudent (and long-term) risk management.

Looking forward, we believe that investors can benefit by adding gold as a hedge in their portfolios – whether investors see this as a tactical response to the current market environment or as part of comprehensive strategy on long-term risk management.

Here is why.

1 Based on GFMS, Thomson Reuters Q1 estimates and IMF reported net purchases for April and May.
2 World Gold Council, *How gold improves alternative asset performance* and *The most liquid of all 'liquid alts'*, Gold Investor, Volume 6, June 2014.

Investment Commentary | First half 2014 02

WORLD GOLD COUNCIL

Investors are loading portfolios with higher-risk debt

So far this year, issuance of high yield bonds, collateralised loan obligations, and emerging market debt has soared. At this rate, 2014 will set multi-year highs (**Table 1**).

The US market issued US$181 billion in high yield bonds in H1 2014 alone, compared to US$336 billion in all of 2013 and US$329 billion in 2012. In Europe, high yield bond issuance is on track to be 30% higher than last year. Emerging market debt has also seen strong demand. Sovereign issues so far in 2014 have reached US$53 billion, and H1 corporate debt stands at US$170 billion. The full-year total for each is also likely to reach a record high. Even frontier markets are benefitting. Kenya, for example, recently raised US$2 billion from international investors – setting an African record.

Low rates have pushed supply and demand for higher-yielding bonds up.

Issuers have taken advantage of the double opportunity provided by low interest-rates and currently low default rates. On the other side, investors are eager to put capital to work in high yielding securities to help meet liabilities and obligations as US 10 year treasuries are yielding close to 2.5% as of June 30. Some market participants expect that they may even fall to 2%.

Table 1: Lower-quality bond issuance is poised to reach record levels

Bond issuance in billions of US dollars as of 30 June 2014 unless otherwise specified

	US high grade	US high yield	US CLOs	Euro high grade (€)*	Euro high yield (€)*	EM sovereign	EM corporate
2013	1,037.6	336.1	87.0	326.0	75.7	74.7	360.4
YTD 2014	603.2	181.5	61.7	190.0	44.1	52.6	169.6
2014e	1,2064	363.0	123.4	414.5	96.2	105.2	339.2

*In euro terms as of 15 June 2014.

e = estimated full year issuance assuming current rate.

Source: J.P. Morgan, SIFMA, World Gold Council

Another interesting trend in credit markets so far in 2014 is the multi-year record issuance of collateralised loan obligations (CLOs), rising to above the pre-crisis levels of 2007. Driven by stabilising credit qualities after suffering much deterioration during 2013, the market has seen record issuance of CLOs – totalling US$35.6 billion during the second quarter and US$58 billion through the first half of the year. Issuance of CLOs in Europe has already exceeded the 2013 level, and the US is on track to reach record levels of issuance.

Finally, issuance of leveraged loans has grown exponentially in recent years and the proportion of covenant-light versions has also dramatically increased (**Chart 3**).

Chart 3: Leveraged loans with lighter covenants have increased as a proportion of total

Number of leveraged loans (and the corresponding percentage of covenant-light loans) issued in the US


No. of loans
3,000
2,500
2,000
1,500
1,000
500
0
Percentage of covenant-lite loans
1.7%
2.4%
7%
19%
29%
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014 (Apr)
Covenant-lite
All leveraged loans
Estimated 2014 FY total

Note: The 2014 dashed column represents annualised year-to-date 2014 total.

Source: Bloomberg, World Gold Council

Investment Commentary | First half 2014 03

WORLD GOLD COUNCIL

Credit spreads have compressed and some market observers are wary of tail events.

Investors who believe that tail risks are increasing should consider gold's track record

The continual search for yield has compressed credit spreads and this puts pressure on financial markets – high yield CDS spreads are below the 10th percentile over the past decade. There is a view that so many dollars chasing so few high-yield products could create the risk of market bubbles.

Better economic conditions, record corporate cash levels, and improving credit availability are positive catalysts for high yield investors. Yet some economists and other experts have concerns that the trend may not be sustainable.

The Bank for International Settlements (BIS) pointed out in June 2014 that "low corporate bond yields not only reflect expectations of a low likelihood of default and low levels of risk premia, but also contribute to the suppression of actual default rates, in that the availability of cheap credit makes it easier for troubled borrowers to refinance. The sustainability of this process will ultimately be put to the test when interest rates normalise."[3]

Gold can help manage risk, especially during systemic-risk events.

Investors should take note that gold has a track record of reducing tail-risk losses. Gold can be a store of value during market upheavals (**Chart 4**).

Chart 4: Gold helps reduce losses during periods of systemic risk including those stemming from the bond market

Outperformance of a portfolio containing 5% in gold relative to a similar portfolio without gold*


Basis points
300
250
200
150
100
50
0
Collective outperformance of 735 basis
Black Monday
LTCM crisis
Dot-com bubble
September 11th
2002 recession
Great recession
Sovereign debt crisis I
Sovereign debt crisis II

*Standard portfolio is defined as one having 55% equities, 25% fixed income and at most 5% cash with the remaining weights optimally allocated to alternatives assets such as gold, commodities and real estate. The optimal gold allocation is 5%. Gold's allocation when included is 5%. Dates used: Black Monday: 9/1987-11/1987; LTCM: 8/1998; Dot-com: 3/2000-3/2001; September 11: 9/2001; 2002 recession: 3/2002-7/2002; Great recession: 10/2007-2/2009; Sovereign debt crisis I: 1/2010-6/2010; Sovereign debt crisis II: 2/2011-10/2011.

Source: Bloomberg, World Gold Council

Low volatility suggests that now is the time to buy portfolio protection

While gold prices are up, its volatility is down. Way down. It is currently below 11% on a 30-day rolling basis – close to its all time low. Yet, gold is not alone. The VIX, which measures the implied volatility of the S&P 500 index, is trading slightly above 10.0 – a level not seen since 2007. Global equities, commodities, and currencies are experiencing significantly lower levels of (realised) volatility (**Chart 5**).

3 BIS, *84th annual report*, June 2014.

Investment Commentary | First half 2014 04

Chart 5: Market volatility, across the board, is trading at all time lows
Annualised historical volatility based on weekly returns over various periods*
Volatility
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Commodities Global equities Currencies
2000-2007 2008 2009-2013 YTD 2014
Volatility has come down on the back of higher spreads and higher profit margins.*Volatility computed using weekly returns over each respective period. We use: 1) the Bloomberg Commodity Index (formerly known as the S&P Goldman Sachs Commodity Index) as a proxy for commodities; 2) the MSCI All-Country Index for global equities; and 3) J.P. Morgan Global Volatility Index for currencies. Source: Bloomberg, J.P. Morgan, MSCI, World Gold Council The main drivers of this low-volatility environment have been tighter credit spreads and higher profit margins4 – the end result of an extended period of easy monetary policies and looser credit conditions. Many market participants, including the BIS, have been alarmed by such low levels of market volatility. These factors suggest that low volatility can lead to complacency that encourages investors to take on more risk than they should. This increase in risk makes markets prone to sharp reversals and increased future volatility – thus creating a ‘volatility paradox’.5 While some market observers have been wary and critical of the current environment, not everyone agrees on the appropriate response. The BIS called for higher target rates from central banks. However, in a recent speech, Federal Reserve Chair Janet Yellen, stated that in her view, higher interest rates and tighter monetary policies were not tools to cool down financial markets. Rather, an appropriate regulatory environment was required to create stability in the financial system.6 A good time to buy protection through volatility or gold Some market participants see tighter credit-spreads and low volatility as an opportunity to allocate to a new asset-class – volatility.7
Some market participants consider volatility is currently cheap They point out that while bonds and equities seem expensive, volatility looks cheap. Volatility, they say, could revert to its long-term mean in the not-too-distant future. Blackrock suggests that “market watchers have increasingly taken the view in recent years that volatility is an asset class, accessible through funds that track volatility indices and other strategies, that can potentially help reduce portfolio risk and increase returns.”8
…and investors may benefit from buying protection. Volatility, however, can be difficult and expensive to invest in. Institutional and high net-worth investors can enter into over-the-counter or exchanged-traded derivative contracts such as options on volatility indices. These may be attractive for some, but they bring the added task of managing risks that are very different from the relatively well-understood risks of stocks and bonds.

4	Blackrock, The last cheap asset class, June 2014; and Société Générale, The Belgian dentist daily, June 2014.

5 In their annual report, the Bank for International Settlements said that a "persistent easing bias" by fiscal, monetary and prudential policymakers had lulled governments "into a false sense of security" that delayed needed consolidation and created a risk that instability could "entrench itself" in the system. "Policy does not lean against the booms but eases aggressively and persistently during busts [.].This induces a downward bias in interest rates and an upward bias in debt levels, which in turn makes it hard to raise rates without damaging the economy – a debt trap.” BIS, 84th annual report, June 2014.

6	http://www.federalreserve.gov/newsevents/speech/yellen20140702a.htm
7	Blackrock, The last cheap asset class, June 2014.
8	http://www.blackrockblog.com/2014/06/30/cheap-asset-class-2/

Investment Commentary | First half 2014
05

Volatility-linked securities can be expensive or difficult to implement Most non-institutional investors do not have as many channels for buying volatility and the ones available carry limitations. Only a handful of exchange-traded products (ETPs) exist, the majority of which are exchange-traded notes (ETNs) that carry additional counterparty exposure. Further, ETPs primarily use futures, are often subject to ‘contango’,9 and tend to have significant tracking errors.10 In addition, they can be expensive. The average expense ratio for 16 ETPs we measured is 106bp with a median expense ratio of 89bp.11 Only seven of these products offer directional exposures to equity-market volatility indices, while the others carry levered and inverse-return profiles to underlying volatility indices.
…but gold can be used instead. In our view, gold can provide much of the same protection as volatility-based vehicles (Chart 6), with the added benefit that gold investment vehicles are usually cheaper, more liquid, accessible, transparent, and without credit (and often times counterparty) risk. Gold also helps reduce long-term portfolio volatility – by acting as a diversifier – and can help increase risk-adjusted returns (see Why invest in gold?).12 Some investors may see the current low volatility environment as an opportunity to add gold; we consider that, in addition, gold should be seen as a strategic portfolio component. Chart 6: Equity volatility and gold typically go up during crises S&P 500 and gold US$ returns compared to changes in VIX*
Return Level change
60% 60
40% 40
20% 20
0% 0
-20% -20
-40% -40
-60% -60
Black Monday LTCM crisis Dot-com bubble 9/11 2002 recession Great Recession Sovereign debt crisis I Sovereign debt crisis II
S&P 500 return Gold return Level change in VIX*
* The VIX is available only after January 2000. For events occurring prior to that date, annualised 30-day S&P 500 volatility is used as a proxy. Dates used: Black Monday: 9/1987-11/1987; LTCM: 8/1998; Dot-com: 3/2000-3/2001; September 11: 9/2001; 2002 recession: 3/2002-7/2002; Great recession:10/2007-2/2009; Sovereign debt crisis I: 1/2010-6/2010; Sovereign debt crisis II: 2/2011-10/2011.
Source: Bloomberg, World Gold Council
9 As described in Investopedia “[c]ontango refers to a situation where the future spot price is below the current price. [...]This may be due to an investor’s willingness to pay a premium to have the commodity in the future rather than paying the costs of storage and carry costs of buying the commodity today.” It often leads to a negative impact to returns when futures contracts need to be rolled over upon maturity at a higher price (negative roll yield).
10 Volatility indices such as the VIX are only indicative and not directly tradable. ETPs that seek to track these indices must utilise futures (and other derivatives) to replicate them. These futures contracts are typically in contango, often times when volatility is low and so appears to be an attractive investment. However, rolling futures can be detrimental to an investor’s return and adds to the tracking error of ETPs versus the volatility indices. For example, the average correlation of seven directional ETPs to the VIX was found to be 0.74 since inception, ranging from 0.41 to 0.85. This shows the difficulty in closely replicating volatility in an investable product form.
11 The list includes: iPATH S&P 500 VIX Short-Term Futures ETN (VXX), ProShares VIX Short-Term Futures ETF (VIXY), ProShares VIX Mid-Term Futures ETF (VIXM), iPATH S&P 500 VIX Mid-Term Futures ETN (VXZ), VelocityShares VIX Short Term ETN (VIIX), C-Tracks ETN Citi Volatility Index (CVOL), VelocityShares VIX Medium Term ETN (VIIZ), VelocityShares Daily Inverse VIX Short-Term ETN (XIV), ProShares Short VIX Short-Term Futures ETF (SVXY), VelocityShares Daily Inverse VIX Medium-Term ETN (ZIV), iPath Inverse S&P 500 VIX Short-Term Futures ETN (XXV), iPath Inverse S&P 500 VIX Short-Term Futures ETN (II) (IVOP), ProShares Ultra VIX Short-Term Futures ETF (UVXY), VelocityShares Daily 2x VIX Short-Term ETN (TVIX), VelocityShares Daily 2x VIX Medium-Term ETN (TVIZ), and ETRACS Daily Long-Short VIX ETN (XVIX).
12 World Gold Council, Why invest in gold?, Gold Investor, Volume 4, January 2014.
Investment Commentary | First half 2014
06

About the World Gold Council
The World Gold Council is the market development organisation for the gold industry. Working within the investment, jewellery and technology sectors, as well as engaging with governments and central banks, our purpose is to provide industry leadership, whilst stimulating and sustaining demand for gold.
We develop gold-backed solutions, services and markets based on true market insight. As a result we create structural shifts in demand for gold across key market sectors.
We provide insights into international gold markets, helping people to better understand the wealth preservation qualities of gold and its role in meeting the social and environmental needs of society.
Based in the UK, with operations in India, the Far East, Europe and the US, the World Gold Council is an association whose members comprise the world’s leading gold mining companies.
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All references to The London Gold Market Fixing prices are used with the permission of The London Gold Market Fixing Limited and have been provided for informational purposes only. The London Gold Market Fixing Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be reference.
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Disclaimer
This report is provided solely for general information and educational purposes. It is not, and should not be construed as, an offer to buy or sell, or as a solicitation of an offer to buy or sell, gold, any gold related products or any other products, securities or investments. It does not, and should not be construed as acting to, sponsor, advocate, endorse or promote any gold related products or any other products, securities or investments. While we have checked the accuracy of the information in this report, the World Gold Council does not warrant or guarantee the accuracy, completeness or reliability of this information. The World Gold Council does not undertake to update or advise of changes to the information in this report. The World Gold Council does not accept responsibility for any losses or damages arising directly or indirectly, from the use of this report, even if notified of the possibility of such losses or damages.
For more information
Please contact Investment Research:
Maxwell Gold
maxwell.gold@gold.org
+1 212 317 3858
Johan Palmberg
johan.palmberg@gold.org
+44 20 7826 4773
Juan Carlos Artigas
Director, Investment Research
juancarlos.artigas@gold.org
+1 212 317 3826
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Managing Director, Investment Strategy marcus.grubb@gold.org +44 20 7826 4724
This report contains forward-looking statements. The use of the words “believes”, “expects”, “may”, or “suggests” or words of similar import, identifies a statement as “forward-looking”. The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the analysis of the World Gold Council. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions all of which are difficult or impossible to predict accurately. In addition, the demand for gold and the international gold markets are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the World Gold Council that the forward-looking statements will be achieved. We caution you not to place undue reliance on our forward-looking statements. Except as we may deem appropriate in the normal course of our publication cycle, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and we assume no responsibility for updating any forward-looking statements. Past performance is no indication of future results.
This report does not purport to make any recommendations or provide any investment or other advice with respect to the purchase, sale or other disposition of any gold related products or any other products, securities or investments, including without limitation, any advice to the effect that any gold related transaction is appropriate for any investment objective or financial situation of a prospective investor. A decision to invest in gold, any gold related products or any other products, securities or investments should not be made in reliance on any of the statements in this report. Before making any investment decision, prospective investors should seek advice from their financial advisers, take into account their individual financial needs and circumstances and carefully consider the risks associated with such investment decision.
Expressions of opinion are those of the author and are subject to change without notice.
Investment Commentary | First half 2014
07

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